YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

2025

Vote by Internet, Smartphone or Tablet – QUICK ★★★ EASY IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card by mail. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on February 4, 2025.

VOTE BY INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

VOTE AT THE MEETING –
If you plan to attend the virtual online annual general meeting, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend:
https://www.cstproxy.com/smx/2025

PHONE – 1 (866) 894-0536
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares

MOBILE VOTING –
On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

A. PROPOSALS – The Board of Directors recommends a vote FOR each of the Proposals.

	FOR	AGAINST	ABSTAIN
1. **Appointment of Director** – To re-elect Zeren Browne as a Director for a three-year term, who retires by rotation in accordance with Regulation 157 of the constitution of the Company and, being eligible, offers herself for re-election.	☐	☐	☐
2. **Appointment of Director** – To re-elect Roger Meltzer as a Director for a three-year term, who retires by rotation in accordance with Regulation 157 of the constitution of the Company and, being eligible, offers himself for re-election.	☐	☐	☐
3. **Appointment of Director** – To elect Pebble Sia Huei-Chieh as a Director for a three-year term, who retires by rotation in accordance with Regulation 157 of the constitution of the Company and, being eligible, offers herself for election.	☐	☐	☐
4. **Appointment of Auditor** – To re-appoint BDO Israel as statutory auditor of the Company.	☐	☐	☐
5. **Remuneration of Auditor** – To approve and ratify the remuneration of the statutory auditor fixed by the Directors for the year ending 31 December 2024.	☐	☐	☐

In their discretion, the proxyholder(s) are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof, all as set out in the Notice of Annual General Meeting and Proxy Statement relating to the meeting, which receipt of are hereby acknowledged.

B. NON-VOTING ITEMS

6. To receive and consider the Company's Financial Statements for the year ended 31 December 2023 and the report of the Auditors on those Financial Statements.

Change of Address – Please print your new address below.

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Comments – Please print your comments below.

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C. AUTHORIZED SIGNATURES – This section must be completed for your vote to be counted – Date and Sign Below.

CONTROL NUMBER

Signature______________________ **Signature, if held jointly**______________________ **Date**__________**2025.**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

ANNUAL GENERAL MEETING FEBRUARY 5, 2025

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder, revoking all prior proxies, hereby appoints Haggai Alon, with full power of substitution and revocation, as proxy to represent and vote all ordinary shares, nominal value US$4.70250014886352 per share, of SMX (Security Matters) Public Limited Company (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual General Meeting of the Shareholders of the Company to be held on February 5, 2025 at 3:00 p.m., Irish time (10:00 a.m., Eastern Time), or any adjournment or postponement thereof, at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, upon matters set forth in the Notice of Annual General Meeting and Proxy Statement for the Annual General Meeting of Shareholders dated January 13, 2025, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder.

IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS SET FORTH ON THE REVERSE SIDE.

(Continued and to be Completed on Reverse Side)